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[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

                                          1275 Pennsylvania Avenue NW
                                          Washington, D.C. 20004-2415
                                          202.383.0100
                                          fax 202.637.3593
                                          www.sutherland.com
                                          ATLANTA AUSTIN HOUSTON
                                          NEW YORK TALLAHASEE WASHINGTON DC

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                 June 22, 2009

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    RE:  METLIFE INVESTORS USA INSURANCE COMPANY
         METLIFE INVESTORS USA SEPARATE ACCOUNT A
         INITIAL REGISTRATION STATEMENT ON FORM N-4
         FILE NOS. 811-03365 AND 333-158514

         FIRST METLIFE INVESTORS INSURANCE COMPANY
         FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
         INITIAL REGISTRATION STATEMENT ON FORM N-4
         FILE NOS. 811-08306 AND 333-158579

Dear Ms. White:

   On behalf of MetLife Investors USA Insurance Company ("MLI USA") and its separate account, MetLife Investors USA Separate Account A, and First MetLife Investors Insurance Company ("First MetLife Investors" and together with MLI USA, "the Companies") and its separate account, First MetLife Investors Variable Annuity Account One, we are providing the Companies responses to your additional comments of June 16, 2009 in connection with the above-referenced initial registration statements filed on April 9, 2009 (for MLI USA) and April 15, 2009 (for First MetLife Investors). The Staff's additional comment is set forth below, followed by the Companies response.

1. OWNER TRANSACTION EXPENSE TABLE

   COMMENT: (a) Please switch the charge information appearing in the Transfer Fee lines, so that the maximum charge of $25 appears on the first line.

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Alison White, Esq.
June 22, 2009
Page 2

   RESPONSE: (a) The Companies have switched the two lines opposite the Transfer Fee so that the $25 charge appears in the first line. The revised pages are attached.

                                    *  *  *

We hope you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.


                                                           Sincerely,

                                                           /s/ W. Thomas Conner
                                                           ---------------------
                                                           W. Thomas Conner

cc: Michele H. Abate, Esq.
    John R. Richards, Esq.
    Lisa Flanagan, Esq.